Exhibit 99.3



                                ECI Telecom Ltd.
                              Interim Consolidated
                              Financial Statements
                                   (Unaudited)
                            As of September 30, 2005

                                                                ECI Telecom Ltd.

Consolidated Financial Statements as of September 30, 2005
-------------------------------------------------------------------------------


Contents


                                                                          Page


Review of the Unaudited Interim Consolidated Financial Statements             1

Consolidated Balance Sheets                                                   3

Consolidated Statements of Operations                                         4

Consolidated Statements of Comprehensive Income (Loss)                        5

Consolidated Statements of Changes in Shareholders' Equity                    6

Consolidated Statements of Cash Flows                                         9

Condensed Notes to the Interim Consolidated Financial Statements             12

[GRAPHIC OMITTED]

            Somekh Chaikin                         Telephone  972 3  684  8000
            KPMG Millennium Tower                  Fax        972 3  684  8444
            17 Ha'arba'a Street, PO Box 609        Internet   www.kpmg.co.il
            Tel Aviv 61006 Israel



The Board of Directors of ECI Telecom Ltd.

Review of the unaudited interim consolidated financial statements for the nine-month and three-month periods ended September 30, 2005

At your request, we have reviewed the interim consolidated balance sheet of ECI Telecom Ltd. and its subsidiaries as of September 30, 2005, and the related interim consolidated statements of operations, the interim statements of comprehensive income, the interim statements of changes in shareholders' equity and the interim consolidated statements of cash flows for the nine-month and three-month periods then ended.

Our review was carried out in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel and included, inter alia, reading the said financial statements, reading the minutes of Shareholders' Meetings and of the Board of Directors and its committees, as well as making inquiries of those responsible for financial and accounting matters.

We received the review reports of other independent auditors, regarding their review of the interim financial statements of certain consolidated subsidiaries, whose assets constitute approximately 1.64% of the total consolidated assets as of September 30, 2005 and whose revenues constitute approximately 5.7% and 6.52% of the consolidated revenues for the nine and three month periods then ended, respectively.

Since such a review is limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the said interim consolidated financial statements.

In the course of our review, including the review of reports of other independent auditors, mentioned above, nothing came to our attention which would indicate the necessity of making material changes in the said financial statements in order for them to be in conformity with generally accepted accounting principles (GAAP) in the United States, and in conformity with the U.S. Securities and Exchange Commission Regulation regarding Interim Financial Statements (Regulation S-X: Item 210.10-01).


Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International

November 2, 2005



                    Somekh Chaikin, a partnership registered
                   under the Israeli Partnership Ordinance, is
                         the Israeli member firm of KPMG
                       International, a Swiss cooperative.






Consolidated Balance Sheets as of
---------------------------------------------------------------------------------------------------------------------


                                                          September 30      September 30        December 31
                                                                  2005              2004               2004
                                                           (Unaudited)       (Unaudited)          (Audited)
                                                           -----------       -----------          ---------
                                                        $ in thousands    $ in thousands     $ in thousands
                                                        --------------    --------------     --------------

---------------------------------------------------------------------------------------------------------------------
Assets

Current assets
Cash and cash equivalents                                      50,747             60,126            74,182
Short-term investments                                         41,681             27,094            24,714
Receivables:
 Trade                                                        151,495            142,062           142,928
 Other                                                         19,501             18,180            23,441
Prepaid expenses                                                4,958              6,448             5,982
Work in progress                                                4,485              5,777             3,244
Inventories                                                   165,348            175,969           175,065
                                                              -------            -------           -------

Total current assets                                          438,215            435,656           449,556
                                                              -------            -------           -------

Long-term receivables and related deposits, net                 8,066             97,165            89,975
                                                                -----             ------            ------

Long-term deposit and marketable securities                   138,073            123,437           119,359
                                                              -------            -------           -------

Assets held for severance benefits                             25,055             23,680            25,182
                                                               ------             ------            ------

Investments                                                    21,561             26,746            26,766
                                                               ------             ------            ------

Property, plant and equipment
Cost                                                          274,446            258,982           259,318
Less - Accumulated depreciation                               155,577            140,634           139,965
                                                              -------            -------           -------

                                                              118,869            118,348           119,353
                                                              -------            -------           -------

Software development costs, net                                11,953             15,880            14,435
                                                               ------             ------            ------

Goodwill                                                       39,329              1,039             1,039
                                                               ------              -----             -----

Other assets                                                   48,645              9,059             9,144
                                                               ------              -----             -----



---------------------- President, Chief Executive Officer
Doron Inbar


---------------------- Executive Vice President,
Giora Bitan            Chief Financial Officer

November 2, 2005

                                                               ------              -----             -----

Total assets                                                  849,766            851,010           854,809
                                                              =======            =======           =======



                                                                                                     ECI Telecom Ltd.

---------------------------------------------------------------------------------------------------------------------







                                                          September 30       September 30       December 31
                                                                  2005               2004              2004
                                                                  ----               ----              ----
                                                           (Unaudited)        (Unaudited)         (Audited)
                                                           -----------        -----------         ---------
                                                        $ in thousands     $ in thousands    $ in thousands
                                                        --------------     --------------    --------------

---------------------------------------------------------------------------------------------------------------------------
Liabilities and shareholders' equity

Current liabilities
Short-term loans and current maturities of long-term debts          -            30,101             30,000
Trade payables                                                 59,252            81,495             68,364
Other payables and accrued liabilities                        126,385           125,267            149,648
                                                              -------           -------            -------

Total current liabilities                                     185,637           236,863            248,012
                                                              -------           -------            -------

Long-term liabilities

Banks loans                                                         -             7,500                  -
Other liabilities                                                 130             2,505                  -
Liability for employee severance benefits                      47,589            49,429             50,943
                                                               ------            ------             ------

Total long-term liabilities                                    47,719            59,434             50,943
                                                               ------            ------             ------

Total liabilities                                             233,356           296,297            298,955
                                                              -------           -------            -------

Minority Interest                                               4,140             4,116              4,086
                                                                -----             -----              -----

Shareholders' equity
Ordinary shares NIS 0.12 par value per share,
 Authorized 200,000,000 shares; Issued and outstanding
 111,293,938 shares as at September 30, 2005,
 108,891,658 as at September 30, 2004 and
 109,391,828 shares as at December 31, 2004                     6,233             6,186              6,198
Capital surplus                                               646,090           641,201            642,222
Accumulated other comprehensive Gain (Loss)                    11,737            (3,885)           (12,637)
Accumulated deficit                                           (51,790)          (92,905)           (84,015)
                                                              -------           -------            -------

Total shareholders' equity                                    612,270           550,597            551,768
                                                              -------           -------            -------



                                                              -------           -------            -------

Total liabilities and shareholders' equity                    849,766            851,010           854,809
                                                              -------            -------           -------

The accompanying notes are an integral part of these interim financial statements.




                                                                                                          ECI Telecom Ltd.

Consolidated Statements of Operations
--------------------------------------------------------------------------------------------------------------------------


                                           Nine months ended                   Three months ended                 Year ended
                                           -----------------                   ------------------                 ----------
                                       September 30      September 30       September 30      September 30       December 31
                                               2005              2004               2005              2004              2004
                                               ----              ----               ----              ----              ----
                                        (Unaudited)       (Unaudited)        (Unaudited)       (Unaudited)         (Audited)
                                        -----------       -----------        -----------       -----------         ---------
                                     $ in thousands    $ in thousands     $ in thousands    $ in thousands    $ in thousands
                                     --------------    --------------     --------------    --------------    --------------


Revenues                                   460,773           357,028            162,429           128,476           496,712
Cost of revenues                           266,085           216,598             94,037            77,945           300,971
                                           -------           -------             ------            ------           -------
Gross profit                               194,688           140,430             68,392            50,531           195,741
Research and development
 costs, net                                 63,473            47,701             24,604            15,593            64,870
Selling and marketing expenses              71,214            56,919             25,769            19,525            78,423
General and administrative
 expenses                                   31,245            25,815             10,458             8,979            35,491
Recovery of doubtful debt                  (10,356)                -                  -                 -                 -
Amortization of acquisition -
 related intangible assets                   1,486                 -              1,025                 -                 -
Impairment of loans                          3,000                 -                  -                 -                 -
Purchases of' in-process
 research and development                      890                 -                  -                 -                 -
Restructuring expenses                           -             2,585                  -                 -             2,585
                                             -----             -----              -----             -----             -----
Operating income                            33,736             7,410              6,536             6,434            14,372
Financial expenses                          (3,097)           (4,802)            (1,137)           (1,017)           (6,562)
Financial income                             6,645             6,314              2,642             1,742             9,169
Other income (expenses), net                   338             1,037                (72)            1,350             2,693
                                               ---             -----                ---             -----             -----
Income from continuing
 operations before taxes on                 37,622             9,959              7,969             8,509            19,672
income
Taxes on income                             (2,668)           (1,333)              (793)             (480)           (1,924)
                                            ------            ------               ----              ----            ------
Income from continuing
 operations after taxes on income           34,954             8,626              7,176             8,029            17,748
Company's equity in results of
 investee companies, net                    (2,581)           (3,125)            (1,112)           (1,720)           (3,387)
Minority interest in results of
 subsidiaries - net                           (148)             (335)               153              (293)             (305)
                                              ----              ----                ---              ----              ----
Income from
 continuing operations                      32,225             5,166              6,217             6,016            14,056
Loss from discontinued
 operation, net                                  -            (3,903)                 -                 -            (3,903)
                                             -----             -----              -----             -----             -----
Income for the period                       32,225             1,263              6,217             6,016            10,153
                                            ======             =====              =====             =====            ======

Earnings  per share in US$
Basic earnings per share:
Continuing operations                         0.29              0.05               0.06              0.06              0.13
Discontinued operations                          -             (0.04)                 -                 -             (0.04)
                                              -----            -----              -----             -----             -----
Net earnings per share                        0.29              0.01               0.06              0.06              0.09
                                              ====              ====               ====              ====              ====

Weighted average number of
 shares outstanding used to
 compute basic earnings
 per share - in thousands                  110,112           108,387            110,608           108,671           108,575
                                           =======           =======            =======           =======           =======

Diluted earnings per share:
Continuing operation                          0.27              0.04               0.05              0.05              0.12
Discontinued operations                          -             (0.03)                 -                 -             (0.03)
                                             -----             -----              -----             -----             -----
Net earning per share                         0.27              0.01               0.05              0.05              0.09
                                             =====             =====              =====             =====              ====

Weighted average number of
 shares outstanding used to
 compute diluted earnings
 per share - in thousands                  118,193           116,305            118,311           116,463           117,133
                                           =======           =======            =======           =======           =======

The accompanying notes are an integral part of these interim financial statements.



                                                                                                          ECI Telecom Ltd.

Consolidated Statements of Comprehensive Income
----------------------------------------------------------------------------------------------------------------------------



                                           Nine months ended                   Three months ended                 Year ended
                                           -----------------                   ------------------                 ----------
                                       September 30      September 30       September 30      September 30       December 31
                                               2005              2004               2005              2004              2004
                                               ----              ----               ----              ----              ----
                                        (Unaudited)       (Unaudited)        (Unaudited)       (Unaudited)         (Audited)
                                        -----------       -----------        -----------       -----------         ---------
                                     $ in thousands    $ in thousands     $ in thousands    $ in thousands    $ in thousands
                                     --------------    --------------     --------------    --------------    --------------


Net income for the period                   32,225             1,263              6,217             6,016            10,153

Other comprehensive income (loss):

Changes in the fair value of
 financial instruments                      20,423             4,784               (449)           (1,203)           (8,303)
Realization of gain on
 available for sale
 securities                                      -            (1,282)                 -                 -            (1,282)
Unrealized holding gain
 (loss) on available for sale securities
 arising during the period, net              3,951            (1,994)             3,778            (1,994)            2,341
                                             -----            ------              -----            ------             -----

Total other comprehensive
 income (loss)                              24,374             1,508              3,329            (3,197)           (7,244)
                                            ------             -----              -----            ------            ------

Comprehensive income                        56,599             2,771              9,546             2,819             2,909
                                            ======             =====              =====             =====             =====


The accompanying notes are an integral part of these interim financial statements.


                                                                                                          ECI Telecom Ltd.

Consolidated Statements of Changes in Shareholders' Equity
------------------------------------------------------------------------------------------------------------------------------



                                                                                  Accumulated
                                        Number                                          other                            Total
                                            of            Share       Capital   comprehensive     Accumulated    shareholders'
                                        shares          capital       surplus   income (loss)         deficit           equity
                                        ------          -------       -------   -------------     -----------    -------------
                                                                 $ in thousands except share amounts
                                                                 -----------------------------------


Balance at January 1,
 2005 (audited)                  109,391,828           6,198         642,222         (12,637)        (84,015)        551,768

Unaudited
---------

Net income for the
 nine months ended
 September 30, 2005                                                                                   32,225          32,225
Employee stock options
 exercised and paid, net           1,313,617              35           3,041               -               -           3,076
Restricted shares
 (See Note 4C)                       583,585               -               -               -               -               -
Shares issuance                        4,908               -              35               -               -              35
Net unrealized gain on
 available for sale
 securities                                -               -               -           3,951               -           3,951
Amortization of deferred
 compensation expenses                     -               -             792               -               -             792
Changes in the fair value
 of financial instruments                  -               -               -          20,423               -          20,423
                                      ------          ------          ------          ------          ------          ------

Balance at September 30,
 2005 (unaudited)                111,293,938           6,233         646,090          11,737         (51,790)        612,270
                                 ===========           =====         =======          ======         =======         =======

Balance at January 1
 2004 (audited)                  108,038,063           6,163         662,903          (5,393)        (94,168)        569,505

Unaudited
---------
Net income for the nine
 months ended
 September 30, 2004                        -               -               -               -           1,263           1,263
Employee stock options
 exercised and paid, net             853,595              23           1,512               -               -           1,535
Amortization of deferred
 compensation expenses                     -               -           1,562               -               -           1,562
Net unrealized loss on
 available for sale securities             -               -               -          (1,994)              -          (1,994)
Realization of gain on
 available for sale
 securities                                -               -               -          (1,282)              -          (1,282)
Changes in the fair value
 of financial instruments                  -               -               -           4,784               -           4,784
Distribution of shares in a
 subsidiary as dividend in
 kind                                      -               -         (24,776)              -               -         (24,776)
                                     -------         -------          -------        -------         -------         -------

Balance at September 30,
 2004 (unaudited)                108,891,658           6,186         641,201          (3,885)        (92,905)        550,597
                                 ===========           =====         =======          ======         =======         =======

The accompanying notes are an integral part of these interim financial statements.





                                                                                                            ECI Telecom Ltd.

Consolidated Statements of Changes in Shareholders' Equity (cont'd)
----------------------------------------------------------------------------------------------------------------------------



                                                                                  Accumulated
                                                                                        other                           Total
                                       Number           Share         Capital   comprehensive     Accumulated   shareholders'
                                    of shares         capital         surplus   income (loss)         deficit          equity
                                    ---------         -------         -------   -------------     -----------   -------------
                                                            $ in thousands, except share amounts
                                                            ------------------------------------



Balance at July 1, 2005
 (unaudited)                     110,503,052           6,227         644,917           8,408         (58,007)        601,545

Unaudited
---------

Net income for the
 three months ended
 September 30, 2005                                                                                    6,217           6,217
Employee stock options
 exercised and paid, net             207,301               6             422               -               -             428
Restricted shares
 (See Note 4C)                       583,585               -               -               -               -               -
Net unrealized gain on
 available for sale
 securities                                -               -               -           3,778               -           3,778
Amortization of deferred
 compensation expenses                     -               -             751               -               -             751
Changes in the fair value
 of financial instruments                  -               -               -            (449)              -            (449)
                                        ----            ----            ----             ----           ----             ----

Balance at September 30,
 2005 (Unaudited)                111,293,938           6,233         646,090          11,737         (51,790)        612,270
                                 ===========           =====         =======          ======         =======         =======



Balance at July 1, 2004
 (unaudited)                     108,445,005           6,174         640,217            (688)        (98,921)        546,782

Unaudited
---------

Net income for the three
 months ended
 September 30, 2004                        -               -               -               -           6,016           6,016
Employee stock options
 exercised and paid, net             446,653              12             842               -               -             854
Amortization of deferred
 compensation expenses                     -               -             142               -               -             142
Net unrealized loss on
 available for sale
 securities                                -               -               -          (1,994)              -          (1,994)
Changes in the fair value
 of financial instruments                  -               -               -          (1,203)              -          (1,203)
                                      ------          ------          ------          ------          ------          ------

Balance at September 30,
 2004 (Unaudited)                108,891,658           6,186         641,201          (3,885)        (92,905)        550,597
                                 ===========           =====         =======          ======         =======         =======

The accompanying notes are an integral part of these interim financial statements.


                                                                                                               ECI Telecom Ltd.

Consolidated Statements of Changes in Shareholders' Equity (cont'd)
-------------------------------------------------------------------------------------------------------------------------------



                                                                                  Accumulated
                                                                                        other                           Total
                                       Number           Share         Capital   comprehensive     Accumulated   shareholders'
                                    of shares         capital         surplus   income (loss)         deficit          equity
                                    ---------         -------         -------   -------------         -------          ------
                                                            $ in thousands, except share amounts
                                                            ------------------------------------

-------------------------------------------------------------------------------------------------------------------------------

Balance at January 1
 2004 (audited)                  108,038,063           6,163         662,903          (5,393)       (94,168)        569,505

Audited
-------

Net income for the year
 ended December 31, 2004                   -               -               -               -         10,153          10,153
Employee stock options
 exercised and paid, net           1,353,765              35           2,445               -              -           2,480
Amortization of deferred
 compensation expenses                     -               -           1,650               -              -           1,650
Net unrealized gain on
 available for sale                        -               -               -           2,341              -           2,341
securities
Realization of gain on
 available for sale                        -               -               -          (1,282)             -          (1,282)
securities
Changes in the fair value
 of financial instruments                  -               -               -          (8,303)             -          (8,303)
Distribution of shares
 of a subsidiary as
 dividend in kind                          -               -         (24,776)              -              -         (24,776)
                                     -------         -------         -------         -------        -------         --------

Balance at December 31
 2004 (audited)                  109,391,828           6,198         642,222         (12,637)       (84,015)        551,768
                                 ===========           =====         =======         =======        =======         =======


The accompanying notes are an integral part of these interim financial statements.



                                                                                                             ECI Telecom Ltd.

Consolidated Statement of Cash Flows
-----------------------------------------------------------------------------------------------------------------------------



                                           Nine months ended                   Three months ended                 Year ended
                                           -----------------                   ------------------                 ----------
                                       September 30      September 30       September 30      September 30       December 31
                                               2005           (*)2004               2005           (*)2004              2004
                                               ----           -------               ----           -------              ----
                                        (Unaudited)       (Unaudited)        (Unaudited)       (Unaudited)         (Audited)
                                        -----------       -----------        -----------       -----------         ---------
                                     $ in thousands    $ in thousands     $ in thousands    $ in thousands    $ in thousands
                                     --------------    --------------     --------------    --------------    --------------

Cash flows for operating
activities

Net income                                  32,225             1,263              6,217             6,016            10,153

Adjustments to reconcile
 income to cash provided by
 operating activities:

Depreciation and amortization               28,470            26,802             10,033             8,509            35,356
Amortization of share based
 Compensation                                  792             1,562                751               142             1,650
Gain on sale of property and
 equipment                                    (473)             (561)               (46)             (120)             (735)
Impairment of loans                          3,000                 -                  -                 -                 -
Capital losses (gains), net                 (2,166)            3,870                 46               102             3,950
Other - net                                  2,585               631               (319)             (321)             (468)
In-process research and
 development costs                             890                 -                  -                 -                 -
Company's equity in results
 of investee companies                       2,581             3,125              1,112             1,720             3,387
Minority interest in net results
 of subsidiaries                               148               335               (153)              293               305
Loss (gain) from marketable
 securities                                  1,278               698                281              (610)              987
Decrease (increase) in trade
 receivables  (including non-
 current maturities of
 trade receivables)                         79,572             4,217              5,043           (10,740)           10,741
Decrease (increase) in other
 receivables                                 9,977             1,258              2,942            (4,643)           (8,806)
Decrease (increase) in prepaid
 expenses                                    1,983            (1,193)              (262)           (1,811)             (727)
Decrease (increase) in work
 in progress                                (1,241)           (2,454)                20            (1,150)               79
Decrease (increase) in
inventories                                 19,088           (59,086)             6,042           (13,364)          (58,182)
Change in net balance of
 discontinued operations                         -               870                  -                 -               870
Increase (decrease) in trade               (10,909)           30,491                214             8,157            17,360
payables
Increase (decrease) in other
 payable and accrued liabilities           (13,148)           25,268             (5,664)           13,219            41,443
Decrease in other long-term
 liabilities                                   (27)           (2,510)               (21)           (2,502)           (5,015)
Increase (decrease) in liability
 for employee severance benefits            (3,354)           (2,229)               427              (156)             (715)
                                            ------            ------             ------              ----              ----

Net cash provided by
 operating activities                      151,271            32,357             26,663             2,741            51,633
                                           -------            ------             ------             -----            ------

(*) Reclassified as a result of discontinued operation - see Note 6.



The accompanying notes are an integral part of these interim financial statements.


                                                                                                              ECI Telecom Ltd.

Consolidated Statement of Cash Flows (cont'd)
------------------------------------------------------------------------------------------------------------------------------



                                           Nine months ended                   Three months ended                 Year ended
                                           -----------------                   ------------------                 ----------
                                       September 30      September 30       September 30      September 30       December 31
                                               2005          (*) 2004               2005          (*) 2004              2004
                                               ----          --------               ----          --------              ----
                                        (Unaudited)       (Unaudited)        (Unaudited)       (Unaudited)         (Audited)
                                        -----------       -----------        -----------       -----------         ---------
                                     $ in thousands    $ in thousands     $ in thousands    $ in thousands    $ in thousands
                                     --------------    --------------     --------------    --------------    --------------

Cash flows for
 investing activities
Investments in deposits, net                (1,507)             1,086              (910)             (113)             2,681
Software development
 costs capitalized                          (6,144)            (9,080)           (1,885)           (2,974)           (11,151)
Investment in property, plant
 and equipment                             (14,466)           (17,799)           (5,249)           (3,289)           (23,937)
Proceeds from sale of
 property, plant and equipment                 801              1,218               197               208              1,487
Investment in investee companies              (559)            (1,153)              (59)             (508)            (1,212)
Long-term loans granted                          -                  -                 -                 -             (6,000)
Proceeds from realization of
 an investee company                         2,350                  -                 -                 -                  -
Investment in marketable
 securities                                (30,109)           (52,003)          (21,225)            4,430            (43,075)
Changes in assets held for
 severance benefits                           (376)               751              (506)              692               (751)
Repayment of convertible notes                                      -                                   -              5,400
Acquisition of operation (A)               (10,677)                 -            (5,323)                -                  -
Acquisition of newly
 consolidated subsidiary (B)               (85,923)                 -            (1,222)                -                  -
                                           -------                               ------
Net cash used in investing
 activities                               (146,610)           (76,980)          (36,182)           (1,554)           (76,558)
                                          --------            -------           -------            ------            -------

Cash flows provided by (for)
 financing activities
Repayment of loans from banks              (30,000)           (22,500)                -                 -            (30,000)
Increase in short-term credit,
 net                                             -                101                 -                 1                  -
Exercise of stock options                    3,076              1,535               428               854              2,480
Share issuance                                  35                  -                 -                 -                  -
Disposition of a consolidated
 subsidiary as a dividend in
 kind (c)                                        -                  -                 -                 -                  -
                                             -----             ------            ------            ------              ------
Net cash provided by (used
 in) financing activities                  (26,889)           (20,864)              428               855            (27,520)
                                           -------            -------               ---               ---            -------
Effect of change in
 exchange rate on cash                      (1,207)              (798)             (162)              193                216
                                            ------               ----              ----               ---                ---
Changes in cash and cash
 equivalents                               (23,435)           (66,285)           (9,253)            2,235            (52,229)
Cash and cash equivalents
 at beginning of period                     74,182            126,411            60,000            57,891            126,411
                                           -------           --------           -------           -------           --------
Cash and cash equivalents
 at end of period                           50,747             60,126            50,747            60,126             74,182
                                           =======             ======           =======           =======            =======

(*) Reclassified as a result of discontinued operation - see Note 6.


                                                                                                             ECI Telecom Ltd.

Consolidated Statement of Cash Flows (cont'd)
-----------------------------------------------------------------------------------------------------------------------------

A.       Acquisition of Operation (see Note 5D and 5G)

                                            Nine months ended                            Three months ended        Year ended
                                            -----------------                            ------------------        ----------
                                       September 30      September 30       September 30      September 30       December 31
                                               2005              2004               2005              2004              2004
                                               ----              ----               ----              ----              ----
                                        (Unaudited)       (Unaudited)        (Unaudited)       (Unaudited)         (Audited)
                                        -----------       -----------        -----------       -----------         ---------
                                     $ in thousands    $ in thousands     $ in thousands    $ in thousands    $ in thousands
                                     --------------    --------------     --------------    --------------    --------------

Net current assets                           4,562                 -              1,396                 -                 -
Liability for unpaid
 consideration                              (3,178)                -                  -                 -                 -
Property, plants and equipment                 580                 -                217                 -                 -
Core Technology                              5,003                 -                  -                 -                 -
Goodwill                                     1,230                 -              1,230                 -                 -
Other intangible assets                      2,480                 -              2,480                 -                 -
                                             -----              -----             -----

                                            10,667                 -              5,323                 -                 -
                                            ======             ======             =====

B.       Acquisition of newly consolidated subsidiary (see Note 5E)

                                           Nine months ended                            Three months ended        Year ended
                                           -----------------                            ------------------        ----------
                                       September 30      September 30       September 30      September 30       December 31
                                               2005              2004               2005              2004              2004
                                               ----              ----               ----              ----              ----
                                        (Unaudited)       (Unaudited)        (Unaudited)       (Unaudited)         (Audited)
                                        -----------       -----------        -----------       -----------         ---------
                                     $ in thousands    $ in thousands     $ in thousands    $ in thousands    $ in thousands
                                     --------------    --------------     --------------    --------------    --------------

Net current assets (other than              11,055                 -                 -                  -                 -
cash)
Transaction costs payables                       -                 -             1,222                  -                 -
Property, plants and equipment               3,155                 -                 -                  -                 -
Long-term liabilities                         (157)                -                 -                  -                 -
Core Technology                             33,820                 -                 -                  -                 -
In-process research and
 development                                   890                 -                 -                  -                 -
Backlog                                        100                 -                 -                  -                 -
Goodwill                                    37,060                 -                 -                  -                 -
                                            ------            ------            ------             ------            ------

                                            85,923                 -             1,222                  -                 -
                                            ======             =====             =====              =====             =====


C. Disposition of a consolidated subsidiary as dividend in kind (see Note 6):

                                           Nine months ended                            Three months ended        Year ended
                                           -----------------                            ------------------        ----------
                                       September 30      September 30       September 30      September 30       December 31
                                               2005           (*)2004               2005              2004              2004
                                               ----           -------               ----              ----              ----
                                        (Unaudited)       (Unaudited)        (Unaudited)       (Unaudited)         (Audited)
                                        -----------       -----------        -----------       -----------         ---------
                                     $ in thousands    $ in thousands     $ in thousands    $ in thousands    $ in thousands
                                     --------------    --------------     --------------    --------------    --------------

Assets - discontinued operations                 -             96,454                 -                 -             96,454
Liabilities - discontinued
 operations                                      -            (57,175)                -                 -            (57,175)
Investments in investee Company                  -            (10,822)                -                 -            (10,822)
Capital surplus                                  -            (24,776)                -                 -            (24,776)
Loss from disposition                            -             (3,681)                -                 -             (3,681)
                                           -------            -------             -----            ------             -------

                                                 -                  -                 -                 -                  -
                                           -------            -------           -------           -------             -------

(*) Reclassified as a result of discontinued operation - See Note 6.

The accompanying notes are an integral part of these interim financial statements.

                                                                ECI Telecom Ltd.

Condensed Notes to the Interim Consolidated Financial Statements
-------------------------------------------------------------------------------


Note 1 - General

         The interim financial statements are prepared in a condensed format, as of September 30, 2005 and for the nine and three-month period then ended. The interim consolidated financial statements should be read in conjunction with Company's annual consolidated financial statements as of December 31, 2004 and the accompanying notes thereto.


Note 2 - Significant Accounting Policies

         A. The accounting policies applied in the preparation of these interim consolidated financial statements are identical with those applied in the preparation of the latest annual consolidated financial statements.

         B. The interim consolidated financial statements are prepared in accordance with accounting principles for preparation of financial statements for interim periods.

         C. Certain amounts in prior years' financial statements have been reclassified to conform to the current year's presentation.


         D. The interim consolidated financial statements have been prepared in accordance with US GAAP on the basis of historical cost convention and denominated in U.S. dollars.



Note 3 - Inventory

         Consist of the following:

                                                 September 30        December 31
                                                         2005               2004
                                                         ----               ----
                                               $ in thousands     $ in thousands
                                               --------------     --------------

         Raw materials and components                 38,060            39,773
         Work in process                              25,558            31,983
         Finished products                           101,730           103,309
                                                     -------           -------

                                                     165,348           175,065
                                                     =======           =======

                                                               ECI Telecom Ltd.

-------------------------------------------------------------------------------
Condensed Notes to the Interim Consolidated Financial Statements



Note 4 - Shareholders' Equity

         1.       Share incentive (stock option and restricted shares plans)

         A. Stock options and restricted shares the ECI Plans are as follows:

                                                                                         Nine
                                                                                       months
                                                                                        ended         Year ended
                                                                                 September 30        December 31
                                                                                         2005               2004
                                                                             ----------------   ----------------
                                                                             Number of shares   Number of shares
                                                                             ----------------   ----------------

    Total number authorized at beginning of period                                29,760,700        29,760,700
    Options unexercised at beginning of period                                   (19,439,184)      (19,067,545)
    Exercised till beginning of period                                            (3,483,565)       (2,129,800)
    Options granted during period                                                 (2,008,762)       (4,154,481)
    Options cancelled during period                                                  457,276         2,429,077
    Restricted shares granted during period (See Note 4.1.C.)                       (583,585)                -
                                                                                 -----------       -----------

    Authorized for future grant at end of period                                   4,702,880         6,837,951
                                                                                   =========         =========

    Options exercised during the period*                                           1,313,617         1,353,765
                                                                                   =========         =========

    * Average price of options exercised during period (in US$)                         2.34              1.83
                                                                                   =========         =========

    Options and restricted shares unexercised at end of period                    20,260,638        19,439,184
                                                                                  ==========        ==========

    Shares incentive (stock options and restricted shares) may be exercised as follows (1):

    First year or thereafter                                                      17,227,356        16,840,697
    Second year or thereafter                                                      1,579,982         1,328,180
    Third year or thereafter                                                       1,453,300         1,270,307
                                                                                   ---------         ---------

                                                                                  20,260,638        19,439,184
                                                                                  ==========        ==========


                                                               ECI Telecom Ltd.

-------------------------------------------------------------------------------
Condensed Notes to the Interim Consolidated Financial Statements





Note 4 - Shareholders' Equity (cont'd)

1.   Share incentive (stock option and restricted shares plans) (cont'd)

B. To be paid in NIS based on the rate of exchange of the dollar on the date of payment as follows:

                                                September 30         December 31
                                                        2005                2004
                                                        ----                ----
     Dollars per Share                      Number of shares    Number of shares
                                            ----------------    ----------------

     Restricted shares (See Note 4.1C)              583,585                   -
     Zero                                         2,182,713           2,518,982
     1.26 - 3.04                                  2,033,413           2,213,569
     3.11                                         4,096,522           4,673,266
     3.12 - 8.48                                  4,076,032           4,102,460
     8.85                                         1,514,400                   -
     9.01                                            75,000                   -
     13.76 - 20.76                                  715,757             748,991
     23.76 - 26.14                                  175,500             176,500
     26.42                                        2,930,856           3,075,356
     27.27 - 29.29                                1,245,410           1,295,610
     29.76 - 39.76                                  631,450             634,450

                                                 20,260,638          19,439,184
                                                 ----------          ----------

C. At the Shareholders General Meeting held on July 28, 2005, the Company's Shareholders adopted the ECI Telecom Ltd. Employee Restricted Share Incentive Plan (the "ECI Restricted Share Plan"). The ECI Restricted Share Plan will expire on June 4, 2015.

         The ECI Restricted Share Plan provides that Restricted Shares may be granted to any employee, director, consultant or contractor of the Company (the "Participant"). The Restricted Shares are held in trust on behalf of a Participant until Participant's interest in such Restricted Shares vests and they become freely transferable.

         Should a Participant cease to remain in the employ or service of the Company, for any reason, while holding unvested Restricted Shares (except for termination caused by death or as otherwise approved by the Board of Directors or its Remuneration Committee), then those Restricted Shares shall either (i) be immediately surrendered to the Company for cancellation, or (ii) be immediately sold by the Participant to the Company (for consideration equal to the Issue Price of such Shares), or (iii) shall be treated in any other manner that will assure that the Participants rights in such Shares shall cease to exist; and the Participant shall have no further shareholder rights with respect to those Restricted Shares.

         Unless determined otherwise by the Remuneration Committee, the schedule pursuant to which Restricted Shares shall vest and become freely transferable (the "Vesting Period") shall be such that the Restricted Shares shall be fully vested after four years from the date of issuance as follows: 12.5% shall vest following the lapse of six months from the date of issuance and a further 6.25% shall vest on the last day of each quarter, during 14 consecutive quarters thereafter.

                                                               ECI Telecom Ltd.

-------------------------------------------------------------------------------
Condensed Notes to the Interim Consolidated Financial Statements




Note 4 - Shareholders' Equity (cont'd)

 1.       Share incentive (stock option and restricted shares plans) (cont'd)

 C. (cont'd)

         The fair value of the Restricted Shares as of the date of the issue is amortized over the vesting period.

         During the third quarter of 2005, the Company issued 583,585 Restricted Shares to employees. The shares were issued for no consideration. The shares vest and become transferable as follows: 12.5% on 30 November 2005 and a further 6.25% on the last day of each quarter during 14 consecutive calendar quarters thereafter. Unearned compensation on the grant of the restricted shares of $4.8 million was calculated based on the market value of the shares on the date of grant and is being amortized over the vesting period. Compensation expense of $751 thousand was recognized for the Restricted Shares in the third quarter of 2005.

2.       Fair value method

A. In October 1995 the Financial Accounting Standards Board (FASB) issued SFAS 123 "Accounting for Stock-based Compensation" which establishes financial accounting and reporting standards for stock-based compensation plans. The statement defines a fair value based method of accounting for an employee stock option.

         As required by SFAS 123, the Company has determined the weighted average fair value per option of stock-based arrangements grants during the nine months ended September 30, 2005, the year 2004 and the nine months ended September 30, 2004 to be $ 3.75, $ 3.01 and $ 3.51, respectively. The fair values of stock based compensation awards granted were estimated using the "Black - Scholes" option pricing model with the following assumptions.

                                               Option     Expected     Risk free
                                                 term   volatility interest rate
                                                 ----   ---------- -------------
         Period of grant                         Term   Volatility Interest rate
         ---------------                         ----   ---------- -------------

         Nine months ended September 30, 2005    3.3           63        3.8%
         Nine months ended September 30, 2004      5           70        2.0%
         Three months ended September 30, 2005   3.3           63        4.1%
         Three months ended September 30, 2004     5           70        2.0%
         Year ended December 31, 2004              5           72        2.0%

                                                               ECI Telecom Ltd.

-------------------------------------------------------------------------------
Condensed Notes to the Interim Consolidated Financial Statements


Note 4 - Shareholders' Equity (cont'd)

         2. Fair value method (cont'd)

         B. Had the compensation expenses for stock options granted under the Company's stock option plans been determined based on fair value at the grant dates consistent with the method of SFAS 123, the Company's net income (loss) and net income (loss) per share would have been as follows:



                                            Nine months ended                  Three months ended                 Year ended
                                            -----------------                  ------------------                 ----------
                                       September 30      September 30       September 30      September 30       December 31
                                               2005              2004               2005              2004              2004
                                               ----              ----               ----              ----              ----
                                        (Unaudited)       (Unaudited)        (Unaudited)       (Unaudited)         (Audited)
                                        -----------       -----------        -----------       -----------         ---------
                                     $ in thousands    $ in thousands     $ in thousands    $ in thousands    $ in thousands
                                     --------------    --------------     --------------    --------------    --------------

         Net income as reported             32,225             1,263              6,217             6,016            10,153
         Add:
         Stock based employee
          compensation
          expenses included
          in reported net
          income, net of
          related tax effects                  792             1,562                751               142             1,650

         Deduct:
         Total stock-based
          employee
          compensation
          expenses determined
          under fair value-
          based method for
          all awards, net of
          related tax effects               (7,522)           (7,801)            (3,155)           (2,812)          (10,072)
                                            ------            ------             ------            ------           -------

         Pro forma net
          income (loss)                     25,495            (4,976)             3,813             3,346             1,731
                                            ======            ======              =====             =====             =====

         Basic earnings
          (loss) per share ($)

         As reported                          0.29              0.01               0.06              0.06              0.09
         Pro forma                            0.23             (0.04)              0.03              0.03              0.02

         Diluted earnings
          (loss) per share ($)

         As reported                          0.27              0.01               0.05              0.05              0.09
         Pro forma                            0.22             (0.04)              0.03              0.03              0.01

                                                               ECI Telecom Ltd.

-------------------------------------------------------------------------------
Condensed Notes to the Interim Consolidated Financial Statements



Note 5 - Material Events in the Current Period

         A. In January 2005, the Company was named as a defendant in a purported class action complaint filed in the United States against ECtel, certain officers and directors of ECtel, and ECI. The complaint alleges violations of U.S. Federal Securities laws by ECtel and breach of fiduciary duties by the individual defendants, in connection with disclosure of ECtel's financial results between April 2001 and April 2003. It also alleges that ECI was the controlling shareholder of ECtel during this period and, as such, influenced and controlled the purported actions by its subsidiary. Damages claimed by the plaintiff have not yet been quantified.

             ECI believes that the allegations made in the complaint with respect to it are without merit, therefore, no provision in respect thereof has been included in the financial statements.

         B. In February 2005, the Company has entered into a preliminary agreement to sell the long-term receivables from GVT to ABN Amro Bank for the sum of approximately $96 million in cash, plus potentially a further amount of approximately $3.3 million based on certain contingencies. The sale was subject to certain conditions and corporate approvals, including that of the Company's shareholders.

             In April 2005, the Company received the approvals for the sale and the conditions were met. As a result, the transaction closed in April 2005, resulting in a net gain of $10.4 million (excluding the contingent amount), which recognized during the second quarter of 2005.

         C. In December 2004, the Company provided two loans in the aggregate amount of $ 6 million to Chiaro Networks Ltd.("Chiaro"), a developer of infrastructure-class IP/MPLS routing platforms. The loans are secured by a first-priority floating charge over substantially all of Chiaro's assets. To date, Chiaro has not generated significant revenues from operations, has been unable to achieve its targeted level of sales for the first half of 2005 and is expected to incur significant losses. Given the above circumstances, there can be no assurance that Chiaro will be able to achieve or maintain positive cash flows. Accordingly, Management has determined that the Company may be unable to collect all amounts due according to the contractual terms of the loans agreement and therefore, a provision of $ 3 million in respect thereof has been included in the financial statements for the second quarter of 2005.


         D. In April 2005, the Company acquired the optical activities and technology of Eastern Communications Co., Inc. for the sum of approximately $ 8.5 million. The operation of the acquired unit has been merged with ECI's existing joint venture in China - Hangzhou ECI Telecommunication Co. Ltd. (HETC). Of the $ 8.5 million purchase price, $ 3.5 million was assigned to net tangible assets and $ 5.0 million was assigned to Core Technology products. As a result of the transaction ECI's holdings in HETC increased to approximately 72.4%.

         E. On June 3, 2005, the Company acquired 100% of the outstanding common shares of Laurel Networks Inc. The results of Laurel Networks Inc.'s operations have been included in the consolidated financial statements since that date. Laurel Networks Inc. is an innovative provider of Next-Generation IP/MPLS Multi Service Edge Routers. The aggregate purchase price was $ 88 million in cash. The Company incurred transaction costs, consisting primarily of professional fees amounting to approximately $ 1.75 million, in connection with this acquisition. After the transaction Laurel Network became the "Data Networking" division of ECI (see Note 7).

                                                               ECI Telecom Ltd.

-------------------------------------------------------------------------------
Condensed Notes to the Interim Consolidated Financial Statements



Note 5 - Material Events in the Current Period (cont'd)

         E. (cont'd)

            The acquisition is accounted for under the purchase method of accounting. The purchase price of Laurel has been allocated based on independent appraisals and management estimates. The allocation of the acquisition cost is as follows.

                                                              Fair value
                                                          $ in thousands
                                                          --------------

                  Tangible assets:
                    Net current assets                           14,881
                    Net fixed assets                              3,156
                    Long-term liabilities                          (157)
                                                                   ----
                  Net tangible assets                            17,880

                  Intangible assets:
                    Core technology products                     33,820
                    In-process research and development             890
                    Backlog                                         100
                    Goodwill                                     37,060
                    --------                                     ------
                                                                 71,870
                                                                 ------

                  Total fair value                               89,750
                                                                 ======

             Of the $ 34.8 million identifiable intangible assets, $ 33.8 thousand assigned to Core Technology products that have a weighted-average useful life of approximately ten years. $ 890 thousand was assigned to in-process research and development assets, represents the value assigned to research and development projects of the acquired company that were commenced but not completed at the date of acquisition, for which technological feasibility has not been established and which have no alternative future use in research and development activities or otherwise. In accordance with FASB Interpretation No. 4, Applicability of FASB
             Statement No. 2 to Business Combinations Accounted for by the Purchase Method, it was written off at the date of acquisition. This write-off is included in the statements of operation in a separate line "Purchase of in-process research and development".
             $ 100 thousand assigned to Backlog.

             The $ 37.1 million goodwill was derived by applying the "Residual Approach". Under this approach, the Purchase Price is allocated to tangible assets and to specifically identifiable intangible assets, with any remainder allocated to goodwill. The goodwill figure was assigned to the "Data Networking" segment.

             The Company believes that the Laurel acquisition resulted in the recognition of goodwill primarily because Laurel's products and technology will add edge routing and IP service capabilities to ECI's overall portfolio of IP solutions, and will strengthen ECI's position as a supplier of next-generation IP solutions. This acquisition enhances ECI's ability to meet customers' needs with innovative solutions as their next-generation multi-service networks evolve toward a single converged IP network.

                                                               ECI Telecom Ltd.

-------------------------------------------------------------------------------
Condensed Notes to the Interim Consolidated Financial Statements


Note 5 - Material Events in the Current Period (cont'd)

         E. (cont'd)

            Hereafter are certain unaudited pro forma combined statements of income data for the nine month and three month periods ended September 30, 2005 and 2004, as if the acquisition of Laurel Networks Inc. occurred on January 1, 2005 and 2004, respectively, after giving effect to: (a) purchase accounting adjustments, including amortization of identifiable intangible assets and adjustments for acquired in-process research and development; and
            (b) estimated additional interest expense due to income on ECI's cash and cash equivalents and marketable securities used as cash consideration in the acquisition.

            The pro forma financial information is not necessarily indicative of the combined results that would have been attained had the acquisition taken place at the beginning of 2005 and 2004, respectively, nor is it necessary indicative of future results.



                                          Three months ended September 30      Nine months ended September 30
                                          -------------------------------      ------------------------------
                                                    2005              2004               2005              2004
                                                    ----              ----               ----              ----
                                                      U.S.$ in thousands, except earnings per share
                                                      ---------------------------------------------
                                                                       (Unaudited)
                                                                       -----------

            Sales                                162,429           135,235            465,550           369,359
                                                 =======           =======            =======           =======

            Net income (loss)                      6,237             1,665             20,946           (15,839)
                                                 =======           ========           =======           =======

            Earnings (loss) per share:
             Basic                                  0.06              0.02               0.19             (0.15)
                                                 =======           =======            =======            =======

             Diluted                                0.05              0.01               0.18             (0.15)
                                                 =======           =======            =======            =======


         F. On July 25, 2005 the Israeli Knesset passed the Law for the Amendment of the Income Tax Ordinance (No.147 and Temporary Order)
            - 2005 (hereinafter - the Amendment).

            Inter alia, the Amendment provides for a gradual reduction in the statutory company tax rate in the following manner: in 2006 the tax rate will be 31%, in 2007 the tax rate will be 29%, in 2008 the tax rate will be 27%, in 2009 the tax rate will be 26% and from 2010 onward the tax rate will be 25%. Furthermore, as from 2010, upon reduction of the company tax rate to 25%, real capital gains will be subject to tax of 25%.

            The Company began to conduct a comprehensive examination of the various provisions of the Amendment and of its implications. In the opinion of management, the financial effect of the said Amendment is immaterial.


         G. In September 2005, the Company acquired the sales and support activities of MMG Ltd., including the rights that the Company had previously granted to MMG to distribute and install the Company's products in Russia ("the Rights"), for the sum of approximately $
            5.3 million. Of the $ 5.3 million purchase price, $ 1.6 million was assigned to net tangible assets, $ 1.8 million was assigned to the Rights, $ 0.7 million was assigned to Customer Relationships and $
            1.2 million was assigned to goodwill.

Note 6 - Discontinued Operations

            During 2003, ECtel's Board of Directors decided on a plan to sell the operations of the Government Surveillance business of ECtel, which provided telecommunication monitoring needs to government agencies.

            In February 2004, ECtel signed a definitive agreement to sell the Government Surveillance business to Verint Systems Inc. for $35 million in cash. According to the terms of the transaction, ECtel transferred to Verint various assets and liabilities relating to its Government Surveillance business and undertook certain commitments to Verint. ECtel recorded during the first quarter of 2004 in respect of this transaction a gain of $ 24.2 million.

            On March 9, 2004, the Board of Directors of ECI decided, in principle, that ECI would distribute 7.6 million of its shares in ECtel Ltd. to ECI's shareholders. On April 28, 2004, after the Company obtained court approval and the consent of its banks, the Board of Directors declared a distribution of 7.6 million shares of ECtel to the Company's shareholders of record on May 5, 2004. The shares were distributed on May 10, 2004. Before distribution, ECI held approximately 10.5 million, or 58%, of ECtel's shares. After distribution of the shares, ECI holds approximately 16% of ECtel's outstanding shares.

            Accordingly, the results of ECtel for all periods reported were reclassified to one line in the statement of operations following the income (loss) from continuing operations.

            Set forth below are the results of operations of the discontinued segment



                                            Nine months ended                    Three months ended             Year ended
                                            -------------------------     --------------------------------    ---------------
                                        September 30     September 30         September 30       September 30     December 31
                                              2005              2004               2005              2004              2004
                                              ----              ----               ----              ----              ----
                                        (Unaudited)       (Unaudited)        (Unaudited)       (Unaudited)         (Audited)
                                        -----------       -----------        -----------       -----------         ---------
                                     $ in thousands    $ in thousands     $ in thousands    $ in thousands    $ in thousands
                                     --------------    --------------     --------------    --------------    --------------

         Revenues                                 -            3,948                  -                 -             3,948
         Expenses                                 -        (*)(7,851)                 -                 -        (*) (7,851)
                                             ------        ----------           -------          --------        -----------

         Net results                              -           (3,903)                 -                 -            (3,903)
                                          =========        ==========        ==========        ==========          =========

         (*)   Including loss from disposition in the amount of $ 3,681 thousand.


Note 7 - Segment Reports

         1.  Segment activities disclosure:

         Segment information is presented in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". This standard is based on a management approach, which requires segmentation based upon the Company's internal organization and internal financial reports to the management. The Company's internal financial reporting systems present various data for management to run the business, including profit and loss statements (P&L).

         2. Operational segment disclosure:

         The following financial information is the information that management uses for analyzing the business results. The figures are presented on a consolidated basis and reflect the presentation to the management.



                                                          Nine months ended September 30, 2005 (Unaudited)
                                                          ------------------------------------------------
                                           Optical          Broadband             *Data
                                          Networks             Access        Networking             Other       Consolidated
                                          --------          ---------        ----------             -----       ------------
                                        $ in thousands    $ in thousands    $ in thousands    $ in thousands   $ in thousands
                                        --------------    --------------    --------------    --------------   --------------

         Revenues                          242,887            194,512             2,398            20,976            460,773
                                        ==========         ==========          ========         =========          =========

         Operating expenses (**)           216,383            175,163            12,475            29,482            433,503
         Recovery of
          doubtful debts                         -                  -                 -           (10,356)           (10,356)
         Impairment of loans                     -                  -                 -             3,000              3,000
         Purchase of in
          process research
          and development                        -                  -               890                 -                890
                                         ---------         ----------        ----------        ----------            -------

         Operating income (loss)            26,504             19,349           (10,967)           (1,150)            33,736
                                         =========         ==========         ==========        ==========         =========




                                                                 Nine months ended September 30, 2004 (Unaudited)
                                                                 ------------------------------------------------
                                                               Optical         Broadband
                                                              Networks            Access             Other       Consolidated
                                                              --------            ------             -----       ------------
                                                        $ in thousands    $ in thousands    $ in thousands     $ in thousands
                                                        --------------    --------------    --------------     --------------

         Revenues                                             182,029           153,065            21,934            357,028
                                                             ========          ========         =========          =========
         Operating expenses (**)                              181,717           138,116            27,200            347,033
         Restructuring expenses                                     -                 -             2,585              2,585
                                                             --------          --------         ---------          ---------
         Operating income (loss)                                  312            14,949            (7,851)             7,410
                                                             ========          ========         ==========         =========




                                                         Three months ended September 30, 2005 (Unaudited)
                                                         -------------------------------------------------
                                            Optical           Broadband            *Data
                                           Networks              Access        Networking             Other       Consolidated
                                           --------              ------        ----------             -----       ------------
                                     $ in thousands      $ in thousands    $ in thousands    $ in thousands     $ in thousands
                                     --------------      --------------    --------------    --------------     --------------

         Revenues                           84,710             68,458             2,007             7,254            162,429
                                          ========           ========           =======           =======          =========

         Operating expenses (**)            71,996             64,003             9,723            10,171            155,893
                                          --------           --------           -------           -------
         Operating income (loss)            12,714              4,455            (7,716)           (2,917)             6,536
                                          ========           ========           ========          ========          =========

         (*)      From the closing date (see Note 5E).
         (**)     Includes cost of sales, research and development costs,
                  selling and marketing expenses, general and administrative expenses and amortization of acquisition-related intangible assets.



                                            Three months ended September 30, 2004 (Unaudited)
                                            -------------------------------------------------
                                           Optical         Broadband
                                          Networks            Access             Other       Consolidated
                                          --------            ------             -----       ------------
                                    $ in thousands    $ in thousands    $ in thousands     $ in thousands
                                    --------------    --------------    --------------     --------------

         Revenues                          68,779            54,400             5,297            128,476
                                         ========          ========           =======          =========

         Operating expenses (*)            66,556            48,047             7,439            122,042
                                         --------          --------          --------          ---------

         Operating income (loss)            2,223             6,353            (2,142)             6,434
                                         ========          ========           =======          =========




                                                  Year ended December 31, 2004 (Audited)
                                                  --------------------------------------
                                           Optical         Broadband
                                          Networks            Access             Other       Consolidated
                                          --------            ------             -----       ------------
                                    $ in thousands    $ in thousands    $ in thousands     $ in thousands
                                    --------------    --------------    --------------     --------------

         Revenues                        254,058           212,939             29,715           496,712
                                         ========          ========           =======          =========
         Operating expenses (*)          250,964           188,336             40,455           479,755
         Restructuring expenses                -                 -              2,585             2,585
                                         -------           -------            -------          ---------
         Operating income (loss)           3,094            24,603            (13,325)           14,372
                                         ========          ========           =======          =========



         (*) Includes cost of sales, research and development costs, selling and marketing expenses, general and administrative expenses and amortization of acquisition-related intangible assets.

Note 8 - Relevant Recently Enacted Accounting Standards

         In December 2004, the FASB issued SFAS No. 123 (Revision 2004), "Share-Based Payment", (SFAS No. 123R), that addresses the accounting for share-based payment transactions in which employee services are received in exchange for either equity instruments of the Company, liabilities that are based on the fair value of the Company's equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123R eliminates the ability to account for share-based compensation transactions using the intrinsic value method as prescribed in APB Opinion No. 25, "Accounting for Stock Issued to Employees". Instead, SFAS No. 123R requires that such transactions be accounted for using a fair-value-based method and that compensation expense be recognized in the statement of operations rather than disclosing the pro forma impact of the stock based compensation as the Company currently discloses in Note 4(2).

         SFAS No. 123R provides two alternative adoption methods. The first method is a modified prospective transition method whereby a company would recognize share-based employee costs from the beginning of the fiscal period in which the recognition provisions are first applied as if the fair-value-based accounting method had been used to account for all employee awards granted, modified, or settled after the effective date and to any awards that were not fully vested as of the effective date. Measurement and attribution of compensation cost for awards that are unvested as of the effective date of SFAS No. 123R would be based on the same estimate of the grant-date fair value and the same attribution method used previously under SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). The second adoption method is a modified retrospective transition method whereby a company would recognize employee compensation cost for periods presented prior to the adoption of SFAS No. 123R in accordance with the original provisions of SFAS No. 123; that is, an entity would recognize employee compensation costs in the amounts reported in the pro forma disclosures provided in accordance with SFAS No. 123.

         The provisions of SFAS No. 123R are effective for annual periods beginning after June 15, 2005. This Standard will be effective for the Company as of January 1, 2006. The Company plans to adopt SFAS No. 123R using the modified prospective method. The adoption of SFAS No. 123R's fair value method will have a significant impact on the Company's results of operations, although it will have no impact on the Company's overall financial position and cash flows. The overall impact of adoption of SFAS No. 123R cannot be estimated at this time because it will depend on levels of share-based payments that could be granted in the future.